

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

January 5, 2018

Via E-mail
Mr. Richard Lee Phegley, Jr.
Chief Financial Officer
Invesco Mortgage Capital Inc.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, Georgia 30309

Re: **Invesco Mortgage Capital Inc.**
Form 10-K
Filed February 21, 2017
File No. 001-34385

Dear Mr. Phegley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities